SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2011

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of Annual Results for the Year ended December 31, 2010, dated March 22, 2011.	A-1

1.2	Reconciliation of (1) Profit Attributable to Equity Holders (Excluding Amortization of Upfront Connection Fees) to Profit Attributable to Equity Holders, and (2) Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”) (Excluding CDMA Network Capacity Lease Fee and Amortization of Upfront Connection Fees) to Net Cash from Operating Activities, dated March 22, 2011.	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 23, 2011	By:	/s/ Wang Xiaochu
		Name:	Wang Xiaochu
		Title:	Chairman and Chief Executive Officer

3

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Announcement of Annual Results for the year ended 31 December 2010

HIGHLIGHTS

IFRS-based	Excluding the amortisation of upfront connection fees

• Operating revenues reached RMB219,864 million	• Operating revenues reached RMB219,367 million, up by 5.4%

• Profit attributable to equity holders of the Company was RMB15,759 million, basic earnings per share was RMB0.19	• EBITDA was RMB88,495 million, up by 7.7%, EBITDA margin was 40.3%

• Profit attributable to equity holders of the Company was RMB15,262 million, up by 15.0%, basic earnings per share was RMB0.19

• Free cash flow was RMB27,107 million

• Total number of mobile subscribers was 90.52 million, net increase of 34.43 million, up by 61.4%, of which 3G mobile subscribers was 12.29 million, net increase of 8.22 million, up by 202.0%

• Total number of wireline broadband subscribers was 63.48 million, net increase of 10.02 million, up by 18.7%

• Total number of access lines in service was 175 million, net decrease of 13.51 million, down by 7.2%

CHAIRMAN’S STATEMENT

In 2010, we deepened our efforts in strategic transformation and business innovation, adhering to integrated and differentiated development. The scale of mobile services achieved rapid expansion with an increasingly mature industry value chain. The broadband and integrated information services continued to maintain rapid growth, facilitating persistent optimisation of the revenue structure and primarily accomplishing coordinated development of four pillar services, namely, mobile, broadband, value-added and integrated information, and wireline voice. The Company’s profitability achieved remarkable recovery, successfully embarking on scale development of full services operation.

Operating Results

In 2010, the Company achieved favourable development. The operating revenues amounted to RMB219,864 million. Excluding the amortisation of upfront connection fees, the operating revenues were RMB219,367 million, representing an increase of 5.4% from last year. The revenue contributions from mobile, broadband, value-added and integrated information services continued to increase. EBITDA1,2 was RMB88,495 million, an increase of 7.7% from last year. EBITDA margin was 40.3%. The profit attributable to equity holders of the Company was RMB15,262 million, and basic earnings per share was RMB0.19, an increase of 15.0% from last year, effectively enhancing corporate value. Capital expenditure was RMB43,037 million, and free cash flow3 was RMB27,107 million.

Taking into account the return to shareholders, the Company’s cash flow and its capital requirements for planned acquisition of mobile network from parent company in 2012, the Board of Directors has decided to recommend at the forthcoming Annual General Meeting that a dividend being an equivalent of HK$0.085 per share be declared, which is the same as last year.

Business Operations

Driving scale development with innovative integration and differentiation

In 2010, we persisted in integrated operation and strengthened the integration of pipeline services such as voice and broadband services with value-added and integrated information services, focusing on the customers’ perceptions. We strived to enhance the market competitiveness and promoted the scale development of full services operation.

Promoting scale development of mobile services, particularly 3G services. We strengthened the brand promotion efforts and continued to maintain our “e-Surfing” brand as the leading 3G services brand in the industry. Taking the lead to invigorate the industry value chain, we launched a number of new star 3G smartphones models and implemented differentiated subsidy strategies titling towards 3G terminals. We targeted at the key market segments of office staff and young students while strengthening the development and promotion of differentiated applications. With proliferating mobile Internet applications, we attempted to enrich users’ experience and stimulate data traffic.

1	For convenience of investors’ analysis, EBITDA was calculated before CDMA network capacity lease fee.
2	Including the amortisation of upfront connection fees, EBITDA was RMB88,992 million, profit attributable to equity holders of the Company was RMB15,759 million, and basic earnings per share was RMB0.19.
3	Free cash flow was calculated from EBITDA (excluding amortisation of the upfront connection fees) minus CDMA network capacity lease fee, capital expenditure and income tax.

In 2010, the Company’s mobile operation experienced scale development. The number of mobile subscribers had increased by 34.43 million, to a total of 90.52 million at year end. The subscriber market share exceeded 10%, an increase of 6 percentage points from the end of 2008. The net addition of 3G subscribers was 8.22 million in 2010, achieving an accelerating growth momentum and bringing the total number of 3G subscribers to 12.29 million. Mobile service revenue reached RMB47,722 million, an increase of 59.1% over last year.

Broadband as core impetus to promote integrated operation. Facing the new dynamics from Three Networks Convergence, we launched the “Broadband China, Fibre Cities” project in full swing. We strengthened the construction and upgrade of optic fibre access to home in urban areas, and actively accelerated the broadband bandwidth expansion to offer customers with high-value differentiated broadband experience, with a view to further consolidating our leading broadband market position. Besides, we embedded data traffic products like Internet videos and entertainment games in broadband services, aiming at sustaining the value of the broadband services. In 2010, the net addition of wireline broadband subscribers was 10.02 million, reaching a total number of 63.48 million with primarily stable market share. Revenue from wireline broadband services reached RMB54,127 million, representing an increase of 15.0% from last year.

Promoting sustainable growth in integrated information services. We leveraged the edges of enhanced centralised product centres, offering compelling mobile Internet application products. Competitive edges strengthened gradually: encrypted communication, “e-Surfing Blackberry” and “e-Surfing Push to Talk” were officially launched, while the usage volumes of “iMusic”, “e-Surfing Video” and “eStore” increased in multiples. For government and enterprises market, scale replication and standardised promotion of various industry-specific applications like government administration and supervision, transport and logistics, digital hospital, integrated e-surfing RFID were introduced. We vigorously promoted application of new technologies such as the Internet of Things and Cloud Computing and proactively deployed for the featured applications in the areas of mobile payment and mobile positioning. This enhanced our competitive edges in the integrated information services market, while effectively driving the scale development of the mobile and broadband services.

Protecting existing value through integrated differentiation. To tackle the intensified challenges from new Internet technology and mobile substitution, we proactively devoted efforts to consolidate the existing wireline voice services. We increased initiatives on customer care for targeted existing customers and leveraged integrated differentiated operation to enhance their loyalty, endeavouring to mitigate the decline in wireline voice services. In 2010, the total number of wireline access lines in services was 175 million, a decline of 13.51 million over the year and revenue from wireline services (excluding upfront connection fees) decreased by 4.2% as compared with last year. Following the continual migration of PAS subscribers in recent years, the operational risks associated with the PAS services had been primarily alleviated.

Consolidating the fundamentals to create competitive edges at all levels

We persistently strengthened the capabilities in network, terminals, channels and services, unswervingly striving for consolidating our fundamentals and enhancing our all round competitive edges.

Enhanced competitive edges in network deployment. We constantly improved the network carrying capability and the pipeline value. The 3G network coverage was further expanded and the network quality further enhanced to the industry standard. Meanwhile, we strengthened the WiFi hotspots coverage in popular areas and adopted the integrated service strategy of “CDMA+WiFi”, offering customers with high-speed and convenient wireless access. In addition, we increased our capital expenditure and accelerated the fibre deployment and the development of fibre-to-the-home (FTTH). All cities areas in southern China had 4Mbps broadband access capability and the bandwidth capability with 20Mbps reached 58%, representing an increase of 22 percentage points compared to the beginning of the year, establishing a solid foundation for the scale development of full services operation.

Effective alleviation of bottlenecks in terminal supply. We actively promoted the invigoration of industry value chain, leveraging 3G smartphones. We strengthened applications customisation and pre-installation to satisfy the requirements of 3G service development. By the end of 2010, the number of 3G handset models exceeded 300, representing an increase of over 200 models from the beginning of the year. New competitive star handset models and smartphones priced around RMB1,000 were launched ongoingly. The varieties of terminals proliferated rapidly with enhanced price-performance ratios.

Rapid improvement in the channel capabilities. We strengthened the channels development through cooperation with over a thousand well-known electrical appliance chain stores in China, which served as distributing agents for our terminals and services. The weakness in open channels has been effectively improved. The open channel terminal sales exceeded 60%. We continued to advocate the development of electronic channels, optimising the interface and functions of e-customer service centres and effectively reducing the operating costs and enhancing the efficiency of sales and marketing.

Continual improvement in service system. We fully promoted the quality of customer service standards for full services operations, actively carrying out the centralised operation of service hotline “10000” at provincial level and improving the IT systems to support the customer services, particularly to enhance the service quality of mobile services. The service processing time, request response time, customers’ complaint ratio, and other service metrics have noticeably improved. Customers perception was enhanced and the churn rate was effectively controlled.

Innovative models implemented for data traffic management operation

Riding on the era of mobile Internet, we proactively established new initiatives for data traffic management operation by improving our core network competence, providing an open platform for integrated services, promoting collaborated efforts in content and application development, and focusing on high value data traffic management operation.

Expanding cooperation in open platform. We expanded the cooperation in open platform with brilliant Internet content providers and leveraged the platforms of product centres converging high value data resources such as music, games and videos to attract usage. Meanwhile, we further opened the integrated platforms to providers and offered services like authentication, billing and positioning. We encouraged them to develop new application services based on our integrated platform, leading competitive applications in popular areas such as full screen browsing, online searching, instant messaging, and e-commerce. We also embedded our basic communication capability in our products to provide differentiated services for our customers.

Strengthening in centralised operation. We further centralised in management and promotion of mobile Internet products, breaking through the traditional geographical boundaries to realise “one-point access, speedy upload, and entire network services”. Thus, we significantly improved the product launch progress and access efficiency and effectively supported the rapid popularisation of mobile Internet products.

Innovative mechanism and system. We implemented the trial of corporatising the operation of new services like mobile payment and e-Surfing Video with a profit and market-oriented operation. We endeavored to set up an organisational structure and an incentive mechanism appropriate for the development of mobile Internet services to stimulate entrepreneurship and vibrancy, hence fostering a better development of new businesses.

Enhancing management to enhance corporate and employee value

Strengthening financial management and resource allocation. The Company further optimised the resources allocation and investment structure, planned for expenditure in a scientific and comprehensive manner and rendered effective support to fuel scale development of new business, strategic business and key business. We deepened financial transformation, actively implementing centralised financial management at provincial level, effectively preventing risks associated with internal control, and fostering management efficiency. We enhanced centralised treasury management and effectively reduced financial expenses. Through implementation of precision management, we endeavoured to increase returns on investment and consistently enhanced our corporate value.

Promoting coordinated growth of employee value with corporate value. We innovated the human resources management mechanism, emphasizing on selection of management through competition. Placing value enhancement as priority, we perfected the staff performance appraisal system and speeded up the optimisation of human resources structure, focusing on forging a professional management team, a high-level technical expert team and a highly proficient sales and maintenance team, so as to meet the operation needs of the integrated information services and mobile Internet services.

Corporate Governance and Corporate Social Responsibilities

We strived to maintain high level of corporate governance and corporate transparency to ensure healthy development of the Company and enhancement in corporate value. In 2010, our persistent efforts in corporate governance were widely recognised by the capital market. We have been accredited with a number of awards and appreciations, including “No. 1 Best Managed Company in Asia” by Euromoney for two consecutive years; the awards of “No. 1 Best Managed Company in China” and “No. 1 Best Managed Company in Asian Telecom Sector” by FinanceAsia, and the award of “Asia’s Best Companies in Corporate Governance” by Corporate Governance Asia.

In 2010, the Company actively devoted to the rescue work and disaster relief in the earthquake at Yushu, Qinghai Province and the landslide at Zhouqu, Gansu Province. We repaired the damaged optic fibre cables with utmost speed and pioneered to restore the communication in the disaster areas. These initiatives demonstrated our strong sense of social responsibility as a whole. Besides, we successfully supported the Shanghai World Expo and the Guangzhou Asian Games, featuring an informatised World Expo and a digitalised Asian Games and demonstrated the new image of China Telecom as an integrated information service provider. We actively practised green, environment-friendly and low-carbon humanistic concept and basically formed a mechanism for high energy efficiency and low waste emission.

Outlook

Since 2004, we pioneered to advocate strategic transformation with a changing mindset of operation and development modes. We walked a new road of development leveraging transformation. In particular, after the acquisition of mobile service, we rapidly built up a full services operation system and entered the mobile market, successfully embarking on full services operation with emerging profitable and scale development.

The next two to three years will be a prime period of strategic opportunities. Products convergence will be a trend in the telecommunications industry. New applications leveraging new technologies like Internet of Things and Cloud Computing will emerge. Mobile Internet is undergoing a rapid growth period and wireline broadband is still enjoying considerable room for development. All these initiatives will bring us wider prospects for development. However, we are also facing intensified challenges from increasingly fierce competition in the existing and new businesses.

Looking forward, we are fully confident and will continue to pursue the “Customer – Focused Innovative Informatisation” strategy, aggressively expanding the scale of mobile, broadband and industry application services, while maintaining the contribution of the existing operation and continuing to optimise the revenue structure. By pursuing deepened strategic transformation, we aim to position ourselves as “a leader of intelligent pipeline, a provider of integrated platforms, and a participant of content and application development”. We shall persist in our business strategy of high-value data traffic management operation and transform our Company to adapt to the mobile Internet operation mode with a view to creating more value for customers and shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, China

22 March 2011

GROUP RESULT

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2010 extracted from the audited consolidated financial statements of the Group as set out in its 2010 Annual Report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2010

(Amounts in millions, except per share data)

	Note	2010 RMB	2009 RMB

Operating revenues	3	219,864	209,370

Operating expenses
Depreciation and amortisation		(51,656)	(52,243)
Network operations and support		(47,288)	(42,903)
Selling, general and administrative		(42,130)	(40,507)
Personnel expenses		(35,529)	(32,857)
Other operating expenses		(19,106)	(17,449)
Impairment loss on property, plant and equipment		(139)	(753)

Total operating expenses		(195,848)	(186,712)

Operating profit		24,016	22,658

Net finance costs	4	(3,600)	(4,375)

Investment income		361	791

Share of profits of associates		131	101

Profit before taxation		20,908	19,175

Income tax	5	(5,031)	(4,549)

Profit for the year		15,877	14,626

	Note	2010 RMB	2009 RMB

Other comprehensive income for the year:
Change in fair value of available-for-sale equity securities		132	538
Deferred tax on change in fair value of available-for-sale equity securities		(48)	(120)
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC		(48)	(2)
Share of other comprehensive income from associates		(25)	—

Other comprehensive income for the year, net of tax		11	416

Total comprehensive income for the year		15,888	15,042

Profit attributable to:
Equity holders of the Company		15,759	14,422
Non-controlling interests		118	204

Profit for the year		15,877	14,626

Total comprehensive income attributable to:
Equity holders of the Company		15,770	14,763
Non-controlling interests		118	279

Total comprehensive income for the year		15,888	15,042

Basic earnings per share	6	0.19	0.18

Weighted average number of shares (in millions)		80,932	80,932

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 31 December 2010

(Amounts in millions)

		2010	2009
	Note	RMB	RMB

ASSETS
Non-current assets
Property, plant and equipment, net		275,248	286,328
Construction in progress		14,445	11,567
Lease prepayments		5,377	5,517
Goodwill		29,920	29,922
Intangible assets		9,968	12,311
Interests in associates		1,123	997
Investments		854	722
Deferred tax assets	8	10,779	12,898
Other assets		4,396	5,322

Total non-current assets		352,110	365,584

Current assets
Inventories		3,170	2,628
Income tax recoverable		1,882	1,714
Accounts receivable, net	9	17,328	17,438
Prepayments and other current assets		5,073	3,910
Time deposits with original maturity over three months		1,968	442
Cash and cash equivalents		25,824	34,804

Total current assets		55,245	60,936

Total assets		407,355	426,520

		2010	2009
	Note	RMB	RMB

LIABILITIES AND EQUITY
Current liabilities
Short-term debt		20,675	51,650
Current portion of long-term debt		10,352	1,487
Accounts payable	10	40,039	34,321
Accrued expenses and other payables		52,885	52,193
Income tax payables		327	395
Current portion of finance lease obligations		—	18
Current portion of deferred revenues		2,645	3,417

Total current liabilities		126,923	143,481

Net current liabilities		(71,678)	(82,545)

Total assets less current liabilities		280,432	283,039

Non-current liabilities
Long-term debt		42,549	52,768
Deferred revenues		3,558	5,045
Deferred tax liabilities	8	2,361	2,613

Total non-current liabilities		48,468	60,426

Total liabilities		175,391	203,907

Equity
Share capital		80,932	80,932
Reserves		150,536	140,800

Total equity attributable to equity holders of the Company		231,468	221,732
Non-controlling interests		496	881

Total equity		231,964	222,613

Total liabilities and equity		407,355	426,520

Notes:

1.	BASIS OF PRESENTATION

The Group’s financial statements included in the Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The IASB has issued certain new and revised IFRS which are effective for accounting periods on or after 1 January 2010. The Group has adopted these new and revised IFRS in the preparation of the Group’s financial statements for the year ended 31 December 2010. The adoption of Amendments to IAS 27 “Consolidated and separate financial statements” has resulted in a change in the presentation of the financial statements. The term “minority interest” has been changed to “non-controlling interest” in these financial statements.

The Group has not applied any new and revised IFRS that is not yet effective for the current accounting period.

2.	SEGMENTAL REPORTING

An operating segment is a component of an entity in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has no operating segments as the Group is only engaged in an integrated telecommunication business. The location of the Group’s assets and operating revenues derived from activities outside the PRC are less than 1% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial.

3.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		2010	2009
	Note	RMB millions	RMB millions

Wireline voice	(i)	62,498	78,432
Mobile voice	(ii)	28,906	20,027
Internet	(iii)	63,985	51,567
Value-added services	(iv)	22,571	21,533
Integrated information application services	(v)	15,519	12,659
Managed data and leased line	(vi)	12,389	11,499
Others	(vii)	13,499	12,502
Upfront connection fees	(viii)	497	1,151

		219,864	209,370

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections and upfront installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.

(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, back ring tone services (Colour Ring Tone), Internet data centre and IP-Virtual Private Network services.
(v)	Represent primarily the aggregate amount of fees charged to customers for system integration and consulting services and Best Tone information services, which comprise hotline enquiry and booking services.
(vi)	Represent the aggregate amount of fees charged to customers for the provision of managed data transmission services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s wireline telecommunication networks and equipment.
(vii)	Represent primarily revenue from sale, rental and repairs and maintenance of equipment.
(viii)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.

4.	NET FINANCE COSTS

Net finance costs comprise:

	2010	2009
	RMB millions	RMB millions

Interest expense incurred	4,057	5,051
Less: Interest expense capitalised*	(262)	(327)

Net interest expense	3,795	4,724
Interest income	(287)	(282)
Foreign exchange losses	178	108
Foreign exchange gains	(86)	(175)

	3,600	4,375

* Interest expense was capitalised in construction in progress at the following rates per annum	2.5% – 4.7%	2.5%-6.9%

5.	INCOME TAX

Income tax in the profit or loss comprises:

	2010	2009
	RMB millions	RMB millions

Provision for PRC income tax	3,165	3,105
Provision for income tax in other tax jurisdictions	47	37
Deferred taxation	1,819	1,407

	5,031	4,549

A reconciliation of the expected tax expense with the actual tax expense is as follows:

	Note	2010 RMB millions	2009 RMB millions

Profit before taxation		20,908	19,175

Expected income tax expense at statutory tax rate of 25%	(i)	5,227	4,794
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(543)	(433)
Differential tax rate on other subsidiaries’ income	(ii)	(11)	(17)
Non-deductible expenses	(iii)	832	1,013
Non-taxable income	(iv)	(444)	(776)
Other tax benefits		(30)	(32)

Actual income tax expense		5,031	4,549

Note:

(i)	The provision for mainland PRC current income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland PRC subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries and branches which are taxed at preferential rates of 15% or 22%.

(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.

(iv)	Amounts primarily represent amortisation of connection and installation fees received from customers prior to the Restructuring, First Acquisition and Second Acquisition which are not subject to income tax.

6.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended 31 December 2010 and 2009 is based on the profit attributable to equity holders of the Company of RMB15,759 million and RMB14,422 million respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

7.	DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on 22 March 2011, a final dividend of equivalent to HK$0.085 per share totalling approximately RMB5,778 million for the year ended 31 December 2010 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2010.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 25 May 2010, a final dividend of RMB0.074514 (equivalent to HK$0.085) per share totalling approximately RMB6,031 million in respect of the year ended 31 December 2009 was declared, of which RMB5,608 million was paid on 30 June 2010.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 26 May 2009, a final dividend of RMB0.074963 (equivalent to HK$0.085) per share totalling approximately RMB6,067 million in respect of the year ended 31 December 2008 was declared and paid on 30 June 2009.

8.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements during the year are as follows:

	Assets		Liabilities		Net balance
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts	1,047	931	—	—	1,047	931
Non-current
Property, plant and equipment	3,214	5,145	(1,520)	(1,748)	1,694	3,397
Deferred revenues and installation costs	1,093	1,229	(660)	(732)	433	497
Land use rights	5,425	5,593	—	—	5,425	5,593
Available-for-sale equity securities	—	—	(181)	(133)	(181)	(133)

Deferred tax assets/(liabilities)	10,779	12,898	(2,361)	(2,613)	8,418	10,285

	Note	Balance at 1 January 2009 RMB millions	Recognised in statement of comprehensive income RMB millions	Balance at 31 December 2009 RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts		726	205	931
Non-current
Property, plant and equipment		4,756	(1,359)	3,397
Deferred revenues and installation costs		603	(106)	497
Land use rights	(i)	5,740	(147)	5,593
Available-for-sale equity securities		(13)	(120)	(133)

Net deferred tax assets		11,812	(1,527)	10,285

	Note	Balance at 1 January 2010 RMB millions	Recognised in statement of comprehensive income RMB millions	Balance at 31 December 2010 RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts		931	116	1,047
Non-current
Property, plant and equipment		3,397	(1,703)	1,694
Deferred revenues and installation costs		497	(64)	433
Land use rights	(i)	5,593	(168)	5,425
Available-for-sale equity securities		(133)	(48)	(181)

Net deferred tax assets		10,285	(1,867)	8,418

Note:

(i)	In connection with the Restructuring and the Acquisitions, the land use rights of the Predecessor Operations, the First Acquired Group and the Second Acquired Group were revalued as required by the relevant PRC rules and regulations. The tax bases of the land use rights were adjusted to conform to such revalued amounts. The land use rights were not revalued for financial reporting purposes and accordingly, deferred tax assets were created with corresponding increases in other comprehensive income in previous years and accumulated in shareholders’ equity under the caption of other reserves.

9.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

	Note	2010 RMB millions	2009 RMB millions

Accounts receivable
Third parties		17,466	17,767
China Telecom Group	(i)	1,182	917
Other state-controlled telecommunications operators in the PRC		704	827

		19,352	19,511
Less: Allowance for impairment of doubtful debts		(2,024)	(2,073)

		17,328	17,438

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	2010 RMB millions	2009 RMB millions

Current, within 1 month	10,769	10,895
1 to 3 months	2,049	2,067
4 to 12 months	1,384	1,514
More than 12 months	495	499

	14,697	14,975
Less: Allowance for impairment of doubtful debts	(1,831)	(1,920)

	12,866	13,055

Ageing analysis of accounts receivable from telecommunications operators and enterprise customers is as follows:

	2010 RMB millions	2009 RMB millions

Current, within 1 month	1,844	1,918
1 to 3 months	1,161	1,071
4 to 12 months	998	922
More than 12 months	652	625

	4,655	4,536
Less: Allowance for impairment of doubtful debts	(193)	(153)

	4,462	4,383

Ageing analysis of accounts receivable that are not impaired are as follows:

	2010 RMB millions	2009 RMB millions

Not past due	15,694	16,021

Less than 1 month past due	1,086	869
1 to 3 months past due	548	548

Amounts past due	1,634	1,417

	17,328	17,438

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

10.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	2010 RMB millions	2009 RMB millions

Third parties	30,838	26,402
China Telecom Group	8,571	7,526
Other state-controlled telecommunications operators in the PRC	630	393

	40,039	34,321

Amounts due to China Telecom Group are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	2010 RMB millions	2009 RMB millions

Due within 1 month or on demand	10,308	11,321
Due after 1 month but within 3 months	8,626	7,472
Due after 3 months but within 6 months	9,830	5,641
Due after 6 months	11,275	9,887

	40,039	34,321

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Summary

In 2010, the Group actively expanded its full services operation to promote the strategy of “Customer-focused Innovative Informatisation”, implementing differentiated development and operating strategy. This resulted in revenue and profit growth in tandem, noticeable improvement of profitability and preliminary accomplishment of effective scale development. The Group’s operating revenues in 2010 were RMB219,864 million, an increase of 5.0% from 2009; operating expenses were RMB195,848 million, an increase of 4.9% from 2009; profit attributable to equity holders of the Company was RMB15,759 million and basic earnings per share was RMB0.19; EBITDA1 was RMB88,992 million and the EBITDA margin was 40.5%.

Excluding the amortisation of upfront connection fees, the operating revenues of the Group in 2010 were RMB219,367 million, an increase of 5.4% from 2009; profit attributable to equity holders of the Company was RMB15,262 million, an increase of 15.0% from 2009, basic earnings per share was RMB0.19; EBITDA was RMB88,495 million and the EBITDA margin was 40.3%.

Operating Revenues

In 2010, facing the challenges from frequent natural disasters, intense market competition and continuous decline in the wireline services, the Group continued to deepen its strategic transformation and implemented the strategy of integrated and differentiated development in full swing. Our full services operation has achieved remarkable development with steady growth of operating revenues. Operating revenues in 2010 were RMB219,864 million, an increase of 5.0% from 2009. Excluding the amortisation of upfront connection fees of RMB497 million, operating revenues in 2010 were RMB219,367 million, an increase of 5.4% from 2009. Of this, the total mobile revenue was RMB53,953 million, an increase of 51.5% from 2009. Excluding the amortisation of upfront connection fees, the wireline service revenue was RMB165,414 million, a decrease of 4.2% from 2009. The ratio of wireline non-voice services to total revenue from wireline services, excluding the amortisation of upfront connection fees, has increased over the year to 62.2% in 2010, a rise of 7.6 percentage points from 2009. The Group has consistently optimised its revenue structure and innovated its development model with improvement in risk resistance capability.

[1]

EBITDA was calculated from operating revenues minus operating expenses (which excluded depreciation and amortisation and CDMA network capacity lease fee). As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, financial capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

The following table sets forth a breakdown of the operating revenues of the Group for 2009 and 2010, together with their respective rates of change:

	For the year ended 31 December		Rates of Change
	2010	2009
	(RMB in millions, except percentage data)

Wireline voice	62,498	78,432	(20.3%)
Mobile voice	28,906	20,027	44.3%
Internet	63,985	51,567	24.1%
Value-added services	22,571	21,533	4.8%
Integrated information application services	15,519	12,659	22.6%
Managed data and leased line	12,389	11,499	7.7%
Others	13,499	12,502	8.0%
Upfront connection fees	497	1,151	(56.8%)

Total operating revenues	219,864	209,370	5.0%

Wireline Voice

Although the Group has adopted the integrated operations model to minimise the declining trend of traditional wireline services, revenue from wireline voice continued to decrease due to the increased cannibalisation of wireline voice usage by other forms of communication, such as mobile communications and VOIP, as well as the decline in PAS services. In 2010, revenue from wireline voice services was RMB62,498 million, a decrease of 20.3% from RMB78,432 million in 2009, accounting for 28.4% of our operating revenues.

Mobile Voice

In 2010, revenue from mobile voice services was RMB28,906 million, an increase of 44.3% from RMB20,027 million in 2009, accounting for 13.1% of our operating revenues. With more than two years full services operation, the Group has successfully entered the mobile market, and the mobile services grew rapidly. At the end of 2010, the number of mobile subscribers reached 90.52 million, an increase of 61.4% from the beginning of the year.

Internet

In 2010, revenue from Internet access services was RMB63,985 million, an increase of 24.1% from RMB51,567 million in 2009, accounting for 29.1% of our operating revenues. Through network speed upgrade and integrated operations, the number of broadband subscribers has increased continuously and hence, revenue from our Internet access services has grown rapidly. At the end of 2010, the number of wireline broadband subscribers increased by 18.7% to 63.48 million, a net increase of 10.02 million subscribers from the end of 2009. Revenue from mobile Internet access services was RMB9,020 million, an increase of 139.9% from 2009.

Value-Added Services

In 2010, revenue from value-added services was RMB22,571 million, an increase of 4.8% from RMB21,533 million in 2009, accounting for 10.3% of our operating revenues. The increase in revenue was mainly attributable to the rapid growth of mobile value-added services. Revenue from mobile value-added services was RMB7,858 million, an increase of 40.3% from 2009. Due to the decline in PAS services, revenue from wireline value-added services as a whole decreased.

Integrated Information Application Services

In 2010, revenue from integrated information application services was RMB15,519 million, an increase of 22.6% from RMB12,659 million in 2009, accounting for 7.1% of our operating revenues. The increase in revenue was mainly due to the rapid development of the IT service and applications services as well as “Best Tone” type of information services. Revenue from mobile integrated information application services was RMB1,920 million, an increase of 216.3% from 2009.

Managed Data and Leased Line

In 2010, revenue from managed data and leased line services was RMB12,389 million, an increase of 7.7% from RMB11,499 million in 2009, accounting for 5.6% of our operating revenues. The increase in revenue was mainly attributable to the increasing demand from customers for network resources and informatisation which resulted in increased revenue growth from the leased circuits services, IP-VPN services, leased equipment for system integration and Mega-Eye services. Revenue from mobile managed data and leased line services was RMB18 million.

Others

In 2010, revenue from other services was RMB13,499 million, an increase of 8.0% from RMB12,502 million in 2009, accounting for 6.1% of our operating revenues. The growth of revenue was mainly attributable to the sales revenue of mobile terminal equipment and system integration equipment. Revenue from other mobile services was RMB6,231 million, an increase of 10.9% from 2009.

Upfront Connection Fees

Upfront connection fees represent the amortised amount of upfront fees received for the initial activation of wireline services of the Group, which were amortised over an expected customer relationship period of 10 years. Effective from July 2001, the Group ceased to charge new subscribers upfront connection fees. The amortised amount was RMB497 million in 2010, representing a decrease of 56.8% from RMB1,151 million in 2009.

The amortisation of upfront connection fees will end in July 2011. The amortised upfront connection fees for the year 2011 will be RMB98 million.

Operating Expenses

In 2010, the operating expenses of the Group were RMB195,848 million, an increase of 4.9% from 2009. The ratio of operating expenses to operating revenues fell to 89.1% in 2010, a slight decrease as compared to that of 2009. Through positive cost strategy and centralised resources deployment, more costs were tilted towards key customers and high-value services and the Group has stringent control over resources allocation to low-end customers and the projects with low rate of return on investment, which has effectively boosted the full services operation.

The following table sets forth a breakdown of the operating expenses of the Group in 2009 and 2010 and their respective rates of change:

	For the year ended 31 December		Rates of Change
	2010	2009
	(RMB in millions, except percentage data)

Depreciation and amortisation	51,656	52,243	(1.1%)
Network operations and support expenses	47,288	42,903	10.2%
Selling, general and administrative expenses	42,130	40,507	4.0%
Personnel expenses	35,529	32,857	8.1%
Other operating expenses	19,106	17,449	9.5%

Impairment loss on property, plant and equipment	139	753	(81.5%)

Total operating expenses	195,848	186,712	4.9%

Depreciation and Amortisation

In 2010, depreciation and amortisation was RMB51,656 million, a decrease of 1.1% from RMB52,243 million in 2009, accounting for 23.6% of our operating revenues. The decline was due to the continuous stringent control of capital expenditure by the Group.

Network Operations and Support Expenses

In 2010, network operations and support expenses were RMB47,288 million, an increase of 10.2% from RMB42,903 million in 2009, accounting for 21.5% of our operating revenues. The increase was mainly attributable to the increase in CDMA network capacity lease fee and the costs for transformation services by the Group. The CDMA network capacity lease fee in 2010 amounted to RMB13,320 million, an increase of 58.9% from 2009.

Selling, General and Administrative Expenses

In 2010, selling, general and administrative expenses amounted to RMB42,130 million, an increase of 4.0% from RMB40,507 million in 2009, accounting for 19.2% of our operating revenues. The growth was mainly attributable to the appropriate increase in the expenses for market expansion and distribution channels. In the meantime, the Group has stringent cost control measures on administrative expenses and non-production expenditure, reducing the general and administrative expenses by 8.0% from 2009.

Personnel Expenses

In 2010, personnel expenses were RMB35,529 million, an increase of 8.1% from RMB32,857 million in 2009, accounting for 16.2% of our operating revenues. The increase in personnel expenses was mainly due to increased efforts in attracting and motivating talents as well as enhancing performance-based incentive schemes of the frontline employees.

Other Operating Expenses

In 2010, other operating expenses were RMB19,106 million, an increase of 9.5% from RMB17,449 million in 2009, accounting for 8.7% of our operating revenues. The increase was largely attributed to the growth in the mobile interconnection expenses. The mobile interconnection expenses amounted to RMB5,821 million in 2010, an increase of 67.9% from 2009.

Net Finance Costs

In 2010, the Group’s net finance costs were RMB3,600 million, a decline of 17.7% from RMB4,375 million in 2009. Net interest expenses fell by RMB929 million. The decrease was mainly attributable to the Group’s increased repayment of the bank loans and other loans. Net exchange losses were RMB92 million in 2010, while net exchange gains were RMB67 million in 2009. The change in net exchange loss/gain was mainly attributable to the depreciation of the RMB against the Japanese Yen.

Profitability Level

Income Tax

The Group’s statutory income tax rate is 25%. In 2010, the Group’s income tax expenses were RMB5,031 million with the effective income tax rate of 24.1%. The difference between the effective income tax rate and the statutory income tax rate of the Group was mainly attributable to the exclusion of upfront connection fees from taxable revenue, and the preferential income tax rate of 22% or 15% enjoyed by our branches located in special economic zones and the western regions of China.

Profit Attributable To Equity Holders of the Company

In 2010, profit attributable to equity holders of the Company was RMB15,759 million, an increase of 9.3% from RMB14,422 million in 2009. Excluding the amortisation of upfront connection fees, the profit attributable to equity holders of the Company was RMB15,262 million, an increase of 15.0% from RMB13,271 million in 2009.

Capital Expenditure and Cash Flows

Capital Expenditure

In 2010, the Group accelerated the development of broadband services and increased investment in optic fiber upgrade and broadband access capabilities. In the meantime, the Group continued to manage and control its capital expenditure, strictly control the investment in traditional wireline voice services. Capital expenditure was RMB43,037 million, an increase of 13.1% from RMB38,042 million in 2009.

Cash Flows

In 2010, net decrease in cash and cash equivalents for the Group was RMB8,934 million, while the net increase in cash and cash equivalents was RMB6,940 million in 2009.

The following table sets forth the cash flow position of the Group in 2009 and 2010:

	For the year ended 31 December
	2010	2009
	(RMB millions)

Net cash flow from operating activities	75,571	74,988
Net cash used in investing activities	(45,734)	(43,255)
Net cash used in financing activities	(38,771)	(24,793)

Net (decrease)/increase in cash and cash equivalents	(8,934)	6,940

In 2010, the net cash inflow from operating activities was RMB75,571 million, an increase of RMB583 million from RMB74,988 million in 2009.

In 2010, the net cash outflow for investing activities was RMB45,734 million, an increase of RMB2,479 million from RMB43,255 million in 2009, mainly resulting from an increase in the Group’s capital expenditure in 2010.

In 2010, the net cash outflow for financing activities was RMB38,771 million, an increase of RMB13,978 million from RMB24,793 million in 2009. The increase in net cash outflow was mainly due to the Group’s increased repayment of the bank loans and other loans.

Working Capital

At the end of 2010, the Group’s working capital (total current assets minus total current liabilities) deficit was RMB71,678 million, a reduction of deficit of RMB10,867 million from RMB82,545 million in 2009. The decrease in deficit was mainly attributable to the increased operating revenues of RMB10,494 million. As at 31 December 2010, the Group’s unutilised committed credit facilities was RMB98,576 million (2009: RMB102,555 million). At the end of 2010, the Group’s cash and cash equivalents amounted to RMB25,824 million, amongst which cash and cash equivalents denominated in Renminbi accounted for 91.2% (2009: 94.7%).

Assets and Liabilities

In 2010, the Group continued to maintain a solid capital structure. By the end of 2010, the total assets of the Group fell to RMB407,355 million from RMB426,520 million at the end of 2009, while total indebtedness decreased to RMB73,576 million from RMB105,923 million in 2009. The ratio of the Group’s total indebtedness to total assets fell from 24.8% at the end of 2009 to 18.1% at the end of 2010.

Indebtedness

The indebtedness analysis of the Group as of the end of 2009 and 2010 is as follows:

	For the year ended 31 December
	(RMB millions)
	2010	2009

Short-term debt	20,675	51,650
Long-term debt maturing within one year	10,352	1,487
Finance lease obligations maturing within one year	—	18
Long-term debt (excluding current portion)	42,549	52,768

Total debt	73,576	105,923

By the end of 2010, the total indebtedness of the Group was RMB73,576 million, a decrease of RMB32,347 million from 2009. The main reason for the decrease was the Group’s repayment of a portion of bank loans and other loans. Of the total indebtedness of the Group, the Company’s loans in Renminbi, US Dollars, Japanese Yen and Euro accounted for 96.0% (2009: 96.9%), 1.0% (2009: 0.8%), 2.2% (2009: 1.7%), and 0.8% (2009: 0.6%) respectively. 98.5% (2009: 95.7%) of this indebtedness are loans with fixed interest rates, while the remainder are loans with floating interest rates.

As of 31 December 2010, the Group did not pledge any assets as collateral for debt (2009: Nil).

Most of the Group’s revenue receipts from and payments made for its business were denominated in Renminbi, therefore the Group did not have significant risk exposure to foreign exchange fluctuations.

PURCHASE, SALE OR REDEMPTION OF SHARES

For the year ended 31 December 2010, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The audit committee has reviewed with the management and the Company’s international auditors, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters (including the review of the Company’s Annual Report for the year ended 31 December 2010).

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is dedicated to enhance corporate governance. We continuously promote and improve the internal control system of the Company, improve the information disclosure, enhance transparency, continuously develop corporate governance practice and devote to protect the interest of shareholders.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual for the year of 2010. In the Company’s opinion, through supervision of the Board and the independent non-executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution, and effectively capturing business opportunities. Many international leading corporations also have a similar arrangement.

Save as stated above, the Company has been in compliance with all the code provisions as set out in Appendix 14 “Code on Corporate Governance Practices” of the Listing Rules in the year 2010.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors. Further to the specific enquiries made by the Company to all Directors, they have confirmed their compliance with the Model Code during their term of services in the year from 1 January 2010 to 31 December 2010.

DIVIDEND AND CLOSURE OF SHARE REGISTER

The Board proposes a final dividend in the amount equivalent to HK$0.085 per share (pre-tax), totalling approximately RMB5,778 million for the year ended 31 December 2010. The dividend proposal will be submitted for consideration at the Annual General Meeting to be held on 20 May 2011. Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi, whereas dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average offer rate of Renminbi to Hong Kong dollars as announced by the the People’s Bank of China for the week prior to the date of declaration of dividends at the Annual General Meeting. The proposed 2010 final dividends are expected to be paid around 30 June 2011 upon approval at the Annual General Meeting. In order to determine the list of holders of H shares who are entitled to receive the proposed dividends and attend and vote at the Annual General Meeting, the Company’s share register will be closed from 20 April 2011 to 20 May 2011 (inclusive of both days), during which period all transfers of shares in the Company will be suspended. In order to qualify for the proposed final dividend and be entitled to attend and vote at the Annual General Meeting, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H shares registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, before 4:30 p.m. on 19 April 2011.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and the Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China in 2008, the Company shall be obliged to withhold 10% enterprise income tax when it distributes the proposed 2010 final dividends to non-resident enterprise shareholders of overseas H shares (including Hong Kong Securities Clearing Company Nominees Limited, other corporate nominees or trustees, and other entities or organizations) whose names appear on the Company’s H share register of members on 20 May 2011. The individual income tax will not be deducted from any natural person shareholders whose names appear on the Company’s H shares register of members on 20 May 2011. All investors are requested to read this announcement carefully. If you should wish to change your shareholder status, please consult with your agent or trust institution about the relevant procedures. The Company has no obligation and will not be responsible for confirming the identities of the shareholders. The Company will withhold and pay enterprise income tax strictly in compliance with the laws. The Company will not accept any requests relating to any delay in confirming the identity of the shareholders or any errors in the identity of the shareholders.

ANNUAL REPORT

The Annual Report for the year ended 31 December 2010 will be dispatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As of the date of this announcement, the Board of directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

Exhibit 1.2

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

Reconciliation of (1) Profit Attributable to Equity Holders (Excluding Amortization of Upfront Connection Fees) to Profit Attributable to Equity Holders, and (2) Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”) (Excluding CDMA Network Capacity Lease Fee and Amortization of Upfront Connection Fees) to Net Cash from Operating Activities, dated March 22, 2011.

On March 22, 2011, China Telecom Corporation Limited (the “Company”) disclosed profit attributable to equity holders (excluding amortization of upfront connection fees) and EBITDA (excluding CDMA network capacity lease fee and amortization of upfront connection fees) in its announcement of annual results for the year ended December 31, 2010 in Hong Kong.

The following table sets forth a reconciliation of profit attributable to equity holders (excluding amortization of upfront connection fees) for the year ended December 31, 2010 to profit attributable to equity holders for the same year, being the most comparable generally accepted accounting principles (“GAAP”) measure under International Financial Reporting Standards (“IFRS”):

2010

RMB million
Profit attributable to equity holders of the Company (excluding amortization of upfront connection fees)	15,262

Adjustment

Amortization of upfront connection fees	497

Profit attributable to equity holders of the Company	15,759

The following table sets forth a reconciliation of EBITDA (excluding CDMA network capacity lease fee and amortization of upfront connection fees) for the year ended December 31, 2010 to net cash from operating activities for the same year, being the most comparable GAAP measure under IFRS:

2010

RMB million
EBITDA (excluding CDMA network capacity lease fee and amortization of upfront connection fees)	88,495

Adjustment

CDMA network capacity lease fee	(13,320)

Amortization of upfront connection fees	497

Non-cash items included in EBITDA	1,384

Net changes in working capital	7,744

Decrease in deferred revenue	(2,259)

Net interest paid	(3,532)

Income tax paid	(3,448)

Investment income received	10

Net cash from operating activities	75,571

March 22, 2011

B - 1